UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ____)

HUDSON TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

HUDSON TECHNOLOGIES, INC.
(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

444144-10-9
(CUSIP Number of Class of Securities

Kevin J. Zugibe
Chairman and Chief Executive Officer
Hudson Technologies, Inc.
275 North Middletown Road
Pearl River, New York 10965
(845) 735-6000
(Name, Address and Telephone Number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert J. Mittman, Esq.
Ethan Seer, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 885-5000
Telecopier: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,307,488	$41.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,167,400 shares of common stock at the tender offer price of $1.12 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

ÿ
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	NA	Filing Party:	NA
Form or Registration No.:	NA	Date Filed:	NA

ÿ	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the state relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Hudson Technologies, Inc., a New York corporation (the “Company”), to purchase up to 1,167,400 shares of its common stock, par value $0.01 per share, at a price of $1.12 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the issuer is Hudson Technologies, Inc, a New York corporation, and the address of its principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. The telephone number of its principal executive offices is (845) 735-6000.

(b) As of June 28, 2007, there are a total of 25,915,464 shares of the Company’s $0.01 Common Stock outstanding.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and incorporated herein by reference:

•   “Summary Term Sheet”;
•    “Introduction
• Section 1	(“Number of Shares; Price; Priority of Purchase”);
• Section 2	(“Purpose of the Tender Offer; Certain Effects of the Tender Offer”)
• Section 3	(“Procedures for Tendering Shares”);
• Section 4	(“Withdrawal Rights”);
• Section 5	(“Purchase of Shares and Payment of Purchase Price”);
• Section 6	(“Conditional Tender of Shares”);
• Section 7	(“Conditions of the Tender Offer”);
• Section 9	(“Source and Amount of Funds”);
• Section 10	(Information About Hudson Technologies, Inc.”);

• Section 11	(“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);
• Section 14	(“United States Federal Income Tax Consequences”) and
• Section 15	(“Extension of the Tender Offer; Termination; Amendment”).

(b).  The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under “Introduction” in the Offer to Purchase, and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c). The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer: Certain Effects of the Tender Offer”) and in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

(b) Not applicable.

Item 9.  Persons, Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional information.

(a) Agreements, regulatory requirements and legal proceedings:
(1) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(2) The information set forth in the Offer to Purchase under Section 13 (“Legal Matters; Regulatory Approvals is incorporated herein by reference.
(3) To the knowledge of the Company, no anti-trust laws are applicable to this transaction.

(4) To the knowledge of the Company, the margin requirements under Section 7 of the Securities Exchange Act of 1934 are not applicable to this transaction.
(5) To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and in the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 29, 2007
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Form of Letter to Clients
(a)(1)(E)	Form of Letter to Hudson Technologies, Inc. 401(K) Participants
(a)(1)(F)	Notice of Guaranteed Delivery
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(H)	Press Release dated June 29, 2007
(b)(1)	Amended and Restated Loan Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.
(b)(2)	Mortgage and Security Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.
(b)(3)	Amended and Restated Revolving Note, dated June 26, 2007
(b)(4)	Amended and Restated Term Note A, dated June 26, 2007
(b)(5)	Term Note B, dated June 26, 2007
(c)	Not Applicable
(d)	Not Applicable
(e)(1)	Stock Purchase Agreement between Hudson Technologies, Inc. and Flemings Funds, dated June 28, 2007
(e)(2)	Stock Purchase Agreement between Fleming Funds and Kevin J. Zugibe, dated June 28, 2007
(e)(3)	Stock Purchase Agreement between Fleming Funds and Stephen P. Mandracchia, dated June 28, 2007
(e)(4)	Stock Purchase Agreement between Fleming Funds and Brian F. Coleman, dated June 28, 2007
(e)(5)	Stock Purchase Agreement between Fleming Funds and James R. Buscemi, dated June 28, 2007
(e)(6)	Stock Purchase Agreement between Fleming Funds and Joseph Longo, dated June 28, 2007
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable
_______________

Item 13.  Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDSON TECHNOLOGIES, INC.

/s/ Stephen P. Mandracchia
Name: Stephen P. Mandracchia
Title: Vice President Legal & Regulatory

Date: June 29, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 29, 2007
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Form of Letter to Clients
(a)(1)(E)	Form of Letter to Hudson Technologies, Inc. 401(K) Participants
(a)(1)(F)	Notice of Guaranteed Delivery
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(H)	Press Release dated June 29, 2007
(b)(1)	Amended and Restated Loan Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.
(b)(2)	Mortgage and Security Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.
(b)(3)	Amended and Restated Revolving Note, dated June 26, 2007
(b)(4)	Amended and Restated Term Note A, dated June 26, 2007
(b)(5)	Term Note B, dated June 26, 2007
(c)	Not Applicable
(d)	Not Applicable
(e)(1)	Stock Purchase Agreement between Hudson Technologies, Inc. and Flemings Funds, dated June 28, 2007
(e)(2)	Stock Purchase Agreement between Fleming Funds and Kevin J. Zugibe, dated June 28, 2007
(e)(3)	Stock Purchase Agreement between Fleming Funds and Stephen P. Mandracchia, dated June 28, 2007
(e)(4)	Stock Purchase Agreement between Fleming Funds and Brian F. Coleman, dated June 28, 2007
(e)(5)	Stock Purchase Agreement between Fleming Funds and James R. Buscemi, dated June 28, 2007
(e)(6)	Stock Purchase Agreement between Fleming Funds and Joseph Longo, dated June 28, 2007
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable